Mail Stop 3030

December 16, 2008

Stanley B. Baron
President and Chief Executive Officer
Lantis Laser Inc.
11 Stonebridge Court
Denville, New Jersey 07834

> **Re:** **Lantis Laser Inc.**
> **Amendment No. 7 to Form SB-2 on Form S-1**
> **Filed December 5, 2008**
> **File No. 333-146331**

Dear Mr. Baron:

　　We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

　　We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Uncertainties, page 6

1.　　Please ensure that your updates are consistent throughout your document. For example, in this section, you mention an FDA submission in January 2009 while on page 19 you mention the fourth quarter of 2008.

Recent Sales of Unregistered Securities, page II-2

2.　　Please provide the disclosure required by Regulation S-K Item 701 regarding the shares "re-issued" as part of the settlement agreements with your consultants.

3.   Regarding your response to prior comment 7:

- Please provide us your detailed analysis supporting your conclusion regarding when the shares will be eligible for sale under Rule 144. We note that Rule 144(d)(3)(ii) applies only when the exchange is solely for other securities of the issuer. In this case, it appears that the exchange involves consideration: settlement of disputes. Include in your response details regarding what other consideration you received for the shares and when you received that consideration. We note paragraph 30 of the June 4, 2008 "Certification of Stanley Baron," in which Mr. Baron states that "…Lantis disputes that the Stock was ever legally acquired or validly issued to DC Consulting."

- Please note that you may not rely on generic risk factors to satisfy your disclosure obligations when you know of specific material developments that generate such risks.

- Please reconcile your statement that the shares have been surrendered and cancelled with your response to comment 6 that the shares have not been surrendered for cancellation.

Exhibits, page II-4

4.   We note the second paragraph of your response to prior comment 5. Please tell us how you have concluded that the consulting agreements are immaterial, in light of your disclosures on pages 23 and 24 as to the significance of these agreements as they relate to your operating expenses for years 2007 and 2008.

5.   Please expand your response to prior comment 8 to tell us when you will issue the warrants with the "correct" legend. Also tell us when you will file those revised warrants as exhibits to your registration statement.

*   *   *   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Celia Soehner at (202) 551-3463 or me at (202) 551-3617 with if you have questions regarding these comments.

Sincerely,

Russell Mancuso
Branch Chief

cc (via fax):   Ernest M. Stern, Esq.— Seyfarth Shaw LLP